EXHIBIT 1

FOR IMMEDIATE RELEASE

Press Contact in Asia	Investor Contact in Asia
Camellia So	Suzanne Wang
Tel: (852) 2555-5021	Tel: (852) 2555-4747
e-mail: cso@globalsources.com	e-mail: investor@globalsources.com

Press Contact in U.S.	Investor Contact in U.S.
Brendon Ouimette	Mary Magnani & Cathy Mattison
Tel: (1-480) 664-8309	LHA
e-mail: bouimette@globalsources.com	Tel: (1-415) 433-3777 e-mail: mmagnani@lhai.com

Global Sources acquires an 80 percent interest in China’s leading fashion show

Acquisition strengthens domestic China presence and positions Global Sources as a leader in burgeoning fashion industry

HONG KONG, March 1, 2012 - Global Sources Ltd. (NASDAQ: GSOL) has entered into an agreement to acquire an 80 percent interest in the China (Shenzhen) International Brand Clothing & Accessories Fair (SZIC), one of the largest fashion shows in Asia, for a consideration of up to approximately US$ 17.3 million.

SZIC is held annually in Shenzhen, one of the major cities in garment designing and manufacturing in China. Started in 2001, the show has continually grown and developed each year. The 2011 event hosted about 300 exhibitors, 4,000 booths, and 31,000 professional visitors. The 2012 show is scheduled to be held from July 8 to 10.

Global Sources' executive chairman, Merle A. Hinrichs, said: “The apparel industry in China is moving from pure manufacturing to design and innovation, driving Chinese brands to become more well-known and prestigious, ultimately accelerating China’s domestic demand. The 12th Five-Year Plan of China states its intent to put resources and focus into fostering the domestic fashion and textile industry. According to the plan, the goal is for China to have between three and five internationally recognized brands and 100 nationally renowned brands.

“With SZIC’s dominant presence in the burgeoning fashion industry combined with Global Sources’ established global presence and strong network in China, the partnership positions both of us to take advantage of this emerging opportunity. We are excited about teaming up with the experienced professionals of the SZIC team,” said Hinrichs.

About Global Sources

Global Sources is a leading business-to-business media company and a primary facilitator of trade with Greater China.

The core business facilitates trade between Asia and the world using English-language media such as online marketplaces (http://www.globalsources.com), print and digital magazines, sourcing research reports, private sourcing events, trade shows, and online sourcing fairs.

Over 1 million international buyers, including 85 of the world's top 100 retailers, use these services to obtain product and company information to help them source more profitably from overseas supply markets. These services also provide suppliers with integrated marketing solutions to build corporate image, generate sales leads and win orders from buyers in more than 240 countries and territories.

Global Sources' other businesses provides Chinese-language media to companies selling to and within Greater China. These services include online web sites, print and digital magazines, seminars and trade shows. In mainland China, Global Sources has a network of more than 40 office locations and a community of over 3 million registered online users and magazine readers of its Chinese-language media.

Now in its fifth decade, Global Sources has been publicly listed on the NASDAQ since 2000.

Safe Harbor Statement

This news release contains forward-looking statements within the meaning of Section 27-A of the Securities Act of 1933, as amended and Section 21-E of the Securities Exchange Act of 1934, as amended. The company's actual results could differ materially from those set forth in the forward-looking statements as a result of the risks associated with the company's business, changes in general economic conditions, and changes in the assumptions used in making such forward-looking statements.